EXHIBIT 99.1

Internet Gold Reports First Quarter 2011 Financial Results

-    Holding in Bezeq through B Communications Increased –

-    Continued Ahead-of-Schedule Progress in B Communications' Repayment of its Debt -

Ramat Gan, Israel – May 12, 2011 – Internet Gold Ltd. (NASDAQ Global Select Market and TASE: IGLD) today reported its financial results for the first quarter of 2011 and its cash position and loan repayment status as of March 31, 2011.

Progress in Loan Repayment Plan of Internet Gold's Subsidiary, B Communications

As of March 31, 2011, Internet Gold's subsidiary, B Communications, had exceeded its original plan for repaying the debt it incurred to fund its April 2010 acquisition of the controlling interest (approximately 30%) in Bezeq - The Israel Telecommunication Corp., Ltd. (“Bezeq”). From April 14, 2010 through March 31, 2011, B Communications repaid NIS 892 million (US$ 256 million) of principal and NIS 143 million (US$ 41 million) of interest and CPI-linked expenses. During the second quarter of 2011, B Communications intends to repay an additional NIS 520 million (US$ 149 million) of its debt.

Dividends to be Received from Bezeq

On May 19, 2011, our subsidiary, B Communications expects to receive NIS 520 million (US$ 149 million) in dividend payments from Bezeq. This amount consists of:

•
A current dividend totaling NIS 363 million (US$ 104 million), representing B Communications’ share of Bezeq’s dividend distribution  for the second half of 2010. Bezeq has adopted a dividend distribution policy according to which Bezeq will distribute to its shareholders, semiannually, a dividend equal to 100% of its semiannual net income attributable to the shareholders.  Since the dividend was announced after the report date, it does not appear on B Communications’ financial reports as of March 31, 2011.

•
A special dividend totaling NIS 157 million (US$ 45 million) that was declared by Bezeq's Board of Directors and approved by the Israeli Court. This amount is the first of six equal semi-annual payments to be paid without interest or index adjustments on a basis during the years 2011-2013. To the extent possible, each payment will be scheduled to coincide with the payment of the expected regular dividend. B Communications is capitalizing these payments on its balance sheet at their present value. In B Communications’ unconsolidated balance sheet as of March 31, 2011, the first two special dividend payments totaling NIS 308 million (US$ 89 million) are recorded as accounts receivable - short term, and the remaining four payments totaling NIS 573 million (US$ 164 million) are recorded as accounts receivable - long term.

B Communications intends to use these dividend payments for two purposes:

1) A payment of NIS 235 million (US$ 68 million) towards B Communications’ current loan repayment commitment.

2) Pre-payment of an additional NIS 283 million (US$ 81 million) to creditors, thereby reducing the amount of the remaining bank indebtedness, which will reduce future interest expenses.

Increase of Internet Gold's subsidiary, B Communications, Stake in Bezeq

During the first quarter of 2011, B Communications purchased 29,662,168 of Bezeq’s outstanding ordinary shares on the Tel Aviv Stock Exchange. The purchases increased B Communications’ ownership interest in Bezeq to approximately 31.37% of Bezeq's outstanding shares as of March 12, 2011, at a cost of approximately NIS 300 million (US$ 86 million).

Internet Gold’s Unconsolidated Cash Position

At March 31, 2011, Internet Gold’s cash and cash equivalents totaled NIS 382 million (US$ 110 million) and its total unconsolidated debt was NIS 1,044 million (US$ 300 million). This reflected the successful placement of NIS 134 million of Series C debentures  on February 28, 2011.

Internet Gold’s Unconsolidated Balance Sheet Data*
	As of March 31, 2011
	(NIS millions)	(US$ millions)
Short term liabilities	137	39
Long term liabilities	907	260
Total liabilities	1,044	300
Cash and cash equivalents	382	110
Other assets	5	1
Total net debt	657	189

* Does not include the balance sheets of B Communications or Bezeq.

Internet Gold's First Quarter Financial Results
Internet Gold's revenues for the first quarter were NIS 2.9 billion (US$ 837 million), which consisted entirely of Bezeq’s revenues. During the first quarter of 2010, a transitional period before B Communications’ acquisition of its ownership interest Bezeq, Internet Gold's revenues totaled NIS 19 million, which included the sales of its legacy media business but no revenues of either Bezeq or of the  legacy communications business.

Internet Gold's net loss for the first quarter of 2011 totaled NIS 64 million (US$ 18 million) compared with net loss attributable to the shareholders of NIS 34 million recorded in the first quarter of 2010. This net loss reflected the impact of three significant expenses:

•
Amortization of tangible and identifiable intangible assets resulting from the Bezeq acquisition: According to the rules of business combination accounting, the total purchase price of Bezeq was allocated to Bezeq’s tangible and identifiable intangible assets based on their estimated fair values as determined by an analysis performed by an independent valuation firm. During the first quarter of 2011, Internet Gold's subsidiary, B Communications recorded NIS 88 million, net (US$ 25 million) of amortization expenses, representing its net share of the amortization expenses related to the aforementioned Bezeq purchase price allocation (“Bezeq PPA”). B Communications is amortizing certain of the acquired identifiable intangible assets in accordance with the economic benefit expected from such assets using an accelerated method of amortization under which approximately 21% of the acquired identifiable intangible assets were amortized during 2010 and an additional 20% will be amortized during 2011.

Bezeq PPA amortization expense is a non-cash expense which is subject to adjustment. If, for any reason, B Communications finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to future financial statements. (see Note B below).

•
Financial expenses: Internet Gold's consolidated financial expenses for the first quarter totaled NIS 134 million (US$ 38 million). These expenses consisted primarily of interest and linkage costs on the long-term loans incurred to finance the Bezeq acquisition, which totaled NIS 75 million (US$ 22 million), and expenses related to debentures issued by the Company and by B Communications, which totaled NIS 34 million (US$ 10 million).

•
One-time expenses recorded by Bezeq: On January 24, 2011, Bezeq’s Board of Directors approved an Employee Early Retirement Plan under which a total of up to 260 employees will leave Bezeq at a total cost of up to NIS 285 million (US$ 82 million). The expenses associated with this program have been recorded in Bezeq's, B Communications’ and Internet Gold’s financial statements as “Other Expenses.”

Internet Gold’s Unconsolidated Financial Results

	Three Months Ended March 3, 2011
	(NIS millions)	(US$ millions)
Operating expenses	(1)	(1)
Financial expenses	(21)	(6)
Internet Gold’s interest in subsidiariesnet loss	(42)	(12)
Internet Gold’s net loss	(64)	(19)

Comments of Management
Commenting on the results, Mr. Eli Holtzman, CEO of Internet Gold, said, “The first quarter was another excellent period for Bezeq, demonstrating the profit-generating power of its formidable position in Israel’s telecommunications market, strong management and growth strategy. Due to the special dividend, which B Communications will receive by the end of next week, we intend to accelerate our repayment plan. At the same time, during the quarter B Communications took advantage of its cash position and our firm belief in Bezeq’s potential to increase its stake, investing an additional NIS 300 million in Bezeq's shares. This demonstrates our strong confidence in the long-term prospects of our primary investment. In addition, we are pleased to have reached the final stage of divesting our Media business, having sold all but one of our Media holdings as of March 31, 2011.”

Consolidation of Bezeq Results

•
Bezeq results consolidated for the entire first quarter of 2011: B Communications’ first quarter results reflect the full consolidation of the operations of Bezeq for the period. The comparison quarter of 2010 was a transitional period before the Bezeq acquisition (which was completed on April 14, 2010), and does not include results from either Bezeq or the Company’s legacy communications business.

•
Supplemental unconsolidated results table: To provide investors with transparent insight into its business, the Company has also provided its results on an unconsolidated basis. Internet Gold’s interest in B Communications’ net income is presented as a single line item in the unconsolidated table (see above, “Internet Gold’s Unconsolidated Financial Results for the Three Months Ended March 31, 2011”).

Bezeq Group’s First Quarter 2011 Financial Results

To provide further insight into its results, the Company has provided the following summary of the Bezeq Group’s consolidated financial report for the quarter ended March 31, 2011. When we refer to the “Bezeq Group” or the “Group” below we are referring to Bezeq- - The Israel Telecommunication Corp., Ltd. and its subsidiaries: “Bezeq Fixed-Line refers to Bezeq’s operation as a domestic operator, including fixed-line telephony services, Internet services, transmission services and data, “Pelephone” refers to Pelephone Communications Ltd., “Bezeq International” refers to Bezeq International Ltd., “DBS” or “YES” (the trade name for DBS) refers to DBS Satellite Service (1998) Ltd. and “Walla” refers to Walla!, a provider of internet services and  portal services.  For a full discussion of Bezeq’s results for the quarter, please refer to http://ir.bezeq.co.il.

Bezeq Group (consolidated) Results

Bezeq Group revenues for the first quarter of 2011 amounted to NIS 2.9 billion (US$ 837 million), similar to the prior year’s quarter. Bezeq Fixed-Line revenues and Pelephone revenues from cellular services were negatively affected by the MTR cut that came into effect on January 1, 2011. Conversely, the Bezeq Group recorded an increase in revenues due to growth in revenues from Pelephone's terminal equipment and consolidation of the results of Walla (as from May 21, 2010).

First quarter 2011 operating profit, net profit, and EBITDA for the Group, as well as fixed line activity, was impacted by a NIS 285 million (US$ 82 million) provision for employee retirement.

Operating profit for the Group was NIS 665 million (US$ 191 million) in the first quarter of 2011, down 23.9% compared with the first quarter of 2010.

Net profit attributable to Bezeq shareholders in first quarter of 2011 was NIS 407 million (US$ 117 million), down 36.6% compared to the first quarter of 2010.  EBITDA for first quarter of 2011 was NIS 1 billion (US$ 287 million) (EBITDA margin of 34.3%), down NIS 217 million (US$ 62 million) compared to the first quarter of 2010 (EBITDA margin of 41.7%). Without retirement expenses, growth would have been recorded in all operational results.

Cash flow from operating activities in the first quarter of 2011 declined 3.8% compared to the first quarter of 2010, amounting to NIS 775 million (US$ 223 million), mainly due to changes in Pelephone's working capital.

Gross capital expenditures in first quarter of 2011 amounted to NIS 503 million (US$ 144 million), an increase of 39.7% compared to the first quarter of 2010. This increase was mainly due to the ongoing rollout of NGN infrastructure in Bezeq's fixed line segment. Bezeq’s first quarter 2011 consolidated capex-to-sales ratio was 17.3%, compared to 12.3% in the first quarter of 2010.

At March 31, 2011, the Bezeq Group's consolidated net financial debt was NIS 4.9 billion (US$ 1.4 billion), compared to NIS 2.9 billion at March 31, 2010. The increase in the financial debt compared to March 31, 2010 was mainly due to new debt of NIS 2.6 billion (US$ 746 million) issued by Bezeq in the second and third quarters of 2010, partially offset by the repayment of loans and debentures by Bezeq and Pelephone. At the end March 2011, the Bezeq Group’s net debt-to-EBITDA ratio was 1.00, compared to 0.65 at the end of March 2010.

Bezeq Group (consolidated) 1,2	Q1 2011	Q1 2010	Change
	(NIS millions)

Revenues	2,913	2,915	(0.1)%
Operating profit	665	874	(23.9)%
EBITDA	1,000	1,217	(17.8)%
EBITDA margin	34.3%	41.7%
Net profit attributable to Company shareholders	407	642	(36.6)%
Diluted EPS (NIS)	0.15	0.24	(37.5)%
Cash flow from operating activities	775	806	(3.8)%
Capex payments, net 3	313	354	(11.6)%
Free cash flow 4	462	452	2.2%
Net debt/EBITDA (end of period) 5	1.00	0.65
Net debt/shareholders' equity (end of period)	1.66	0.41

1 As of August 21, 2009, the Company ceased consolidating yes' financial statements and started accounting for its investment in yes according to the equity method.

2 Bezeq Group results reflect the consolidation of Walla! as of April 25, 2010.

3 Capex data reflects payments related to capex and are based on the cash flow statements.

4 Free cash flow is defined as cash flows from operating activities less net capex payments.

5 EBITDA in this calculation refers to the trailing twelve months.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, the reported NIS figures as of March 31, 2011 and for the period then ended, have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of March 31, 2011 (NIS 3.4810 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

B.
Purchase Price Allocation (PPA): In connection with B Communications’ acquisition of the controlling interest in Bezeq, it has prepared a preliminary PPA for the allocation of the transaction’s purchase price to the fair value of assets acquired and liabilities assumed at the acquisition date. This is a complex process which has not yet been finalized, and the preliminary PPA is subject to adjustment. If, for any reason, the B Communications finds it necessary or appropriate to make adjustments to the PPA, it may result in significant changes to future financial statements of the Company.

C.
Adoption of International Financial Reporting Standards (IFRS): In contemplation of B Communications' acquisition of the controlling interest in Bezeq, on January 1, 2010, the Company adopted the IFRS as issued by the International Accounting Standards Board, which are the financial reporting standards utilized by Bezeq, to replace its previous reporting standard of generally accepted accounting principles in the United States (US GAAP). The transition date to IFRS under First Time Adoption of International Financial Reporting Standards is January 1, 2008, and the Company will provide retrospective comparative financial data to reflect its adoption of IFRS. The Company’s Annual Report on Form 20-F for the year ended December 31, 2009, which was filed in June 2010, includes consolidated financial statements for the years ended December 31, 2008 and 2009 prepared in accordance with the IFRS.

D.
NON-IFRS MEASUREMENTS: Reconciliation between Bezeq’s results on an IFRS and non-IFRS basis is provided in a table immediately following Bezeq Group's Consolidated Results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of Bezeq’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. Bezeq’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

We and Bezeq’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand Bezeq’s current and future operating cash flow performance. These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies. Reconciliation between results on an IFRS and non-IFRS basis is provided in a table immediately following the Consolidated Statement of Operations.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. Bezeq defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with ASC 718-10 (formerly known as SFAS 123 (R)),  income tax expenses and depreciation and amortization. We present Bezeq’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

About Internet Gold - Golden Lines Ltd.
Internet Gold is Israel’s leading telecommunications group. Internet Gold’s main asset is its control of Bezeq, the Israel Telecommunication Corp. (http://ir.bezeq.co.il) (TASE:BZEQ), Israel’s largest telecommunications service provider, which is  based on  its approximately  76.78% ownership of B Communications Ltd. (Nasdaq and TASE: BCOM), the holder of the controlling  interest (31.24%) and Board control of Bezeq.

Internet Gold is controlled by Eurocom Communications, a leading privately-held investment group headquartered in Ramat-Gan, Israel. Internet Gold’s shares are traded on the NASDAQ Global Select Market (Nasdaq: IGLD) and the Tel Aviv Stock Exchange (TASE: אנזהב) where its share price is tracked as part of the TA-100 Index.

For more information, please visit the following Internet sites:

www.eurocom.co.il
http://igld.com
www.bcommunications.co.il/
http://ir.bezeq.co.il/

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the filings of Internet Gold – Golden Lines Ltd. with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Azulay – IR director
i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at

		Convenience
		translation into
		U.S. dollars
		$1 = NIS 3.481
	March 31	March 31
	2011	2011
	NIS millions	$ million
Assets
Cash and cash equivalents	706	203
Marketable securities	765	219
Investments including derivatives	17	6
Trade receivables	2,787	801
Other receivables	276	79
Inventory	246	71
Assets classified as held-for-sale	36	10
Deferred tax assets	2	1

Total current assets	4,835	1,390

Long-term trade receivables and other receivables	1,298	373
Investment, including derivatives	129	37
Property, plant and equipment	7,402	2,126
Intangible assets	9,937	2,855
Deferred and other expenses	282	81
Investments in equity-accounted investees (mainly loans)	1,068	307
Deferred tax assets	299	86

Total non-current assets	20,415	5,865

Total assets	25,250	7,255

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at (cont’d)

		Convenience
		translation into
		U.S. dollars
		$1 = NIS 3.481
	March 31	March 31
	2011	2011
	NIS millions	$ million
Liabilities
Short-term bank credit, current maturities of long-term
liabilities and debentures	1,474	423
Trade payables	1,035	297
Other payables including derivatives	1,130	325
Current tax liabilities	396	114
Deferred income	34	10
Provisions	260	75
Employee benefits	538	154
Dividend payable	675	194
Liabilities classified as held-for-sale	10	3
Total current liabilities	5,552	1,595

Debentures	3,455	993
Bank loans	6,070	1,744
Loans from institutions and others	542	156
Deferred income and other liabilities	153	44
Employee benefits	267	77
Dividend payable	1,254	360
Deferred tax liabilities	1,561	448
Provisions	69	20

Total non-current liabilities	13,371	3,842

Total liabilities	18,923	5,437

Equity
Total equity attributable to equity holders of the Company	77	22
Non-controlling interest	6,250	1,796
Equity	6,327	1,818

Total liabilities and equity	25,250	7,255

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Income for the three months period ended March 31

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.481
	March 31		March 31
	2011	2010	2011
	NIS millions		$ millions

Revenues	2,914	19	837

Cost and expenses
Depreciation and amortization	700	1	201
Salaries	535	2	154
General and operating expenses	1,133	13	325
Other operating expenses (income)	247	(43)	71

	2,615	(27)	751

Operating income	299	46	86

Finance expense, net	134	53	39

Income (loss) after financing expenses	165	(7)	47

Share in losses of equity-accounted investees	65	-	19

Income (loss) before income tax	100	(7)	28
Tax expenses	88	21	25

Net income (loss) for the year	12	(28)	3

Income (loss) attributable to:
Owners of the Company	(64)	(34)	(18)
Non-controlling interest	76	6	21
Income (loss) for the year	12	(28)	3

Income (loss) per share basic
Net income (loss) per share	(3.45)	(1.83)	(0.99)
Weighted average number of shares
outstanding (in thousands)	19,170	18,458	19,170

Income (loss) per share diluted
Net income (loss) per share	(3.47)	(1.88)	(1.00)
Weighted average number of shares
outstanding (in thousands)	19,170	18,458	19,170